Exhibit 2

CONTACTS:	Patrick D. Spangler, CFO
ev3 Inc.
4600 Nathan Lane North
Plymouth, Minnesota 55442
(763) 398-7000
pspangler@ev3.net

Thomas C. Wilder, CEO
Micro Therapeutics, Inc.
2 Goodyear
Irvine, California 92618
(949) 837-3700

Rob Whetstone/Robert Jaffe
PondelWilkinson Inc.
310/279-5963

ev3 Inc. and Micro Therapeutics, Inc. Announce Merger Agreement

ev3 Inc. to Acquire Approximately 29.9% of Shares Not Already Owned

Plymouth, MN and Irvine, CA – November 14, 2005 – ev3 Inc. (NASDAQ:  EVVV), a global endovascular device company, and Micro Therapeutics, Inc. (MTI) (NASDAQ:  MTIX), an endovascular medical device company focused on neurovascular disease and disorders, announced today that they have entered into an agreement pursuant to which a wholly owned subsidiary of ev3 would be merged with MTI.  The agreement followed the unanimous recommendation of the special independent committee of the MTI board of directors and was unanimously approved by the MTI and ev3 boards of directors.  ev3, which currently owns approximately 70.1% of MTI’s common stock through a wholly owned subsidiary, would acquire all MTI shares that it does not presently own in a tax-free transaction. As a result of the execution of the merger agreement, ev3 no longer intends to commence the previously announced exchange offer for the MTI shares that it does not own.

Under the merger agreement, MTI stockholders would receive 0.476289 of a share of ev3 common stock for each share of MTI common stock that they own. This exchange ratio represents a 4% increase in the number of ev3 shares to be issued to each MTI stockholder from the proposed exchange ratio announced on October 10, 2005 in connection with ev3’s initial proposal to MTI. ev3 would issue approximately 6.9 million new shares of its common stock to MTI public stockholders upon the closing of the transaction, bringing ev3’s total pro forma outstanding shares to approximately 56.1 million. In addition, ev3 would assume all of the outstanding options to purchase MTI common stock under MTI’s stock option plans.

ev3 and MTI expect to file materials with the Securities and Exchange Commission and to mail an information statement/prospectus to MTI stockholders as soon as practicable thereafter. As the majority stockholder of MTI, ev3 has executed a written consent approving the merger, which is the only stockholder approval necessary or required to complete the transaction under applicable law or the merger agreement.  As a result, MTI will not be soliciting its stockholders to vote upon the transaction. The transaction, which is otherwise subject to customary conditions, is expected to be completed in the first quarter of 2006.

About ev3 Inc.

ev3 Inc. is a global medical device company focused on endovascular technologies for the minimally invasive treatment of vascular diseases and disorders.

ev3 and the ev3 logo are trademarks of ev3 Inc., registered in the U.S. and other countries.

About Micro Therapeutics, Inc.

MTI develops, manufactures and markets minimally invasive medical devices for the diagnosis and treatment of vascular disease. The company is focused on catheter-based, or endovascular, technologies for the minimally invasive treatment of neurovascular disorders of the brain associated with stroke. MTI’s products include: the NXT and Nexus lines of embolic coils; the Onyx® liquid embolic; and a range of access and delivery products that include micro delivery catheters, balloon catheters, and guidewires.

Forward-Looking Statements.  Statements contained in this press release that are not historical information are forward-looking statements as defined within the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or implied.  Such risks and uncertainties include: the result of the review of the transaction by various regulatory agencies and any conditions imposed on ev3 in connection with consummation of the transaction; satisfaction of various conditions to the closing of the transaction; existing and possible future litigation relating to the transaction; and the risks that are described from time to time in ev3’s and MTI’s respective reports filed with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K and quarterly reports on Form 10-Q, as such reports may have been amended.  Neither ev3 nor MTI undertakes any obligation to publicly release the results of any revisions to these forward-looking statements, which may be made to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information About the Merger and Where to Find It.  In connection with the transaction, a registration statement on Form S-4, containing an information statement/prospectus, will be filed with the SEC.  MTI STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE TRANSACTION.  The final information statement/prospectus will be mailed to stockholders of MTI.  Investors and security holders will be able to obtain the registration statement containing the information statement/prospectus (and the filings with the SEC that will be incorporated by reference into such documents) free of charge at the SEC’s web site, www.sec.gov, or from ev3 Investor Relations at (763) 398-7000 or MTI Investor Relations at (949) 837-3700.